UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.

Publicly-Held Company

CNPJ: 06.948.969/0001-75

NIRE: 35.300.316.584

NOTICE TO SHAREHOLDERS

LINX S.A. (B3: LINX3; NYSE: LINX) (“Company”), informs its shareholders that, pursuant to the call notice disclosed on March 30, 2021 (“Call Notice”) to the Ordinary and Extraordinary Shareholders’ Meeting to be held on May 27, 2021, at 2 pm, by exclusively virtual means (“EGM”), the platform to be used by the company to hold the meeting will be the Microsoft Teams.

As informed in the Participation Manual for the OEGM (“Manual”), the shareholders that opt to participant in the OEGM through the electronic platform must register by May 25, 2021, the request to the Company, via the email assembleia@linx.com.br, which must be duly accompanied by all the documentation informed in item 4.1. of the Manual.

The Company reiterates that shareholders who fail to register by May 25, 2021, through email assembleia@linx.com.br, will not be able to remotely participate in the OEGM through the electronic system provided by the Company.

For further information, the Company requests that shareholders consult the Manual and other documents related to the OEGM on Linx’s Investors Relations webpage (ri.linx.com.br) on the CVM webpage (www.cvm.gov.br), on the webpage of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and at the Company’s principal place of business.

São Paulo, May 19, 2021.

LINX S.A.

Nercio José Monteiro Fernandes

Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2021

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer